Exhibit 17.1

Robert C. Bruce
c/o Oakmont Advisory Group, LLC
477 Congress Street, Suite 1002
Portland, ME 04101
Tel: 207-553-2177

Via Email

August 8, 2010

Members of the Board of Directors
China North East Petroleum Holdings, Ltd
445 Park Avenue, 10th Floor
New York, NY 10022

Dear Mr. Wang, Mr. Li, Mr. Hu and Mr. Rule,

I am writing to tender my resignation as a member of the board of directors of China North East Petroleum Holdings, Ltd (the "Company" or "NEP"), effective immediately. I have reached this difficult decision as a result of a conclusion that there is a substantial disagreement between me and you regarding the appropriate action of the Company with respect to further investigation into the Company's prior period SEC filings, internal controls and cash activity.

As I noted in detail in my letter to you dated July 22, 2010, a copy of which I attach and incorporate as part of this letter, I strongly believe that substantial additional investigation is required in order for the Company and/or the members of the board to be confident that the Company's previously filed financial reports and associated financial statements are materially correct under U.S. Generally Accepted Accounting Principles ("US GAAP"), and that the Company has not made payments to government officials as proscribed by the U.S. Foreign Corrupt Practices Act ("FCPA"). In his capacity as Chairman of the board, Mr. Rule responded to my July 22nd letter on August 5, 2010, and presumably did so on behalf of the Company and other members of the board. In his August 5th letter, Mr. Rule makes it quite clear that he and the Company disagree with and will not support my recommendations.

With all due respect, as I detailed in my July 22nd letter to the board, I believe that the Company can best serve the interests of its shareholders by taking the steps that are necessary to regain confidence that it's previously filed financial statements, the pending restatements and related internal controls are in compliance with applicable securities laws and regulations.

As noted above, I believe our differing views on this critical question represent a fundamental disagreement that I have with the Company and the board relating to a matter of operation, policy or practice. Therefore, I believe I have no choice but to tender my resignation, effective immediately, and note that this letter, as well as my attached letter of July 22, 2010, should be filed as an exhibit as part of the Company's required report under Item 5.02 of SEC form 8-K.

Sincerely,

 Robert C. Bruce

Cc:	Mark. Crone, Esq., The Crone Law Group
Randall Bodner, Esq., Ropes & Gray LLP
Asheesh Goel. Esq., Ropes & Gray LLP